Exhibit 99.2

English Translation

THE SYMBOL “[REDACTED]” DENOTES PLACES WHERE CERTAIN INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (1) NOT MATERIAL, AND (2) THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

Equity Transfer Agreement

of

I-Mab Biopharma Co., Ltd.

February 6, 2024

Equity Transfer Agreement

of

I-Mab Biopharma Co., Ltd.

This Equity Transfer Agreement of I-Mab Biopharma Co., Ltd. (this “Agreement”) is entered into on February 6, 2024 (the “Execution Date”) in the People’s Republic of China (the “PRC”) by and among:

1.	I-Mab Bio-tech (Tianjin) Co., Ltd., a limited liability company duly incorporated and validly existing in accordance with the laws of the PRC with its unified social credit code being 91120113MA06B17776 (the “Transferor”);

2.	I-Mab Biopharma (Hangzhou) Co., Ltd., a limited liability company duly incorporated and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330100MA2GNANB49 (the “Transferee”);

3.	I-Mab Biopharma Co., Ltd., a limited liability company duly incorporated and validly existing in accordance with the laws of the PRC with its unified social credit code being 91310115MA1K3G0E1F (the “Target Company”).

Hereinafter, the above entities are referred to individually as a “Party” and collectively as the “Parties”.

Whereas:

1.	The Target Company is a limited liability company duly incorporated and validly existing with its current registered capital being RMB 2,569,791,000. As of the Signing Date of this Agreement, the Transferor holds 100% of the equity interest in the Target Company (representing RMB 2,569,791,000 of the registered capital) (the “Target Equity Interest”).

2.	The Transferor intends to transfer to the Transferee the Target Equity Interest, and the Transferee intends to accept the transfer of the Target Equity Interest pursuant to the terms and conditions of this Agreement (the “Transfer”).

3.	As of the Execution Date of this Agreement, Hangzhou Qiantang Heda Health Venture Capital Investment Fund Partnership (Limited Partnership), Hangzhou Qiantang Chengfa Technology Service Co., Ltd., Hangzhou Taikun Equity Investment Fund Partnership (Limited Partnership), I-Mab (Nasdaq: IMAB), Ningbo Hanhai Qianyuan Equity Investment Fund Partnership (Limited Partnership) and Bruggemoon Limited (collectively, the “Series C Investors”), the Transferee and other relevant parties have jointly entered into an Investment Agreement (the “Series C Investment Agreement”). In accordance with the Series C Investment Agreement, the Transferee shall enter into this Agreement with the Transferor as a condition precedent to the Closing by the Series C Investors under the Series C Investment Agreement.

4.	As of the Execution Date of this Agreement, I-Mab Biopharma Hong Kong Limited, the Transferee and other relevant parties have jointly entered into an Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd. (the “I-Mab Hangzhou Equity Transfer Agreement”).

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IN WITNESS THEREOF, the Parties agree to enter into this Agreement and have reached the following consensus upon equal and amicable negotiation.

1	The Transfer

The Parties agree that the Transferor will transfer to the Transferee the Target Equity Interest held by it and all the rights and obligations attached to the Target Equity Interest on the Closing Date (as defined below), and the Transferee agrees to accept the transfer of the Target Equity Interest and all the rights and obligations attached to the Target Equity Interest. Upon completion of the Transfer, the Transferee shall become the sole shareholder of the Target Company, holding 100% of the equity interest in the Target Company (representing RMB 2,569,791,000 of the registered capital), and shall enjoy the rights and bear the obligations with respect to the equity interest in the Target Company held by it.

The Parties agree that, based on the pro forma financial statements of the Target Company as of March 31, 2024 (the “Reference Date”) (as set forth in Appendix II hereto, the “Pro Forma Financial Statements as of the Reference Date”), the Transferee agrees to, pursuant to the terms and conditions of this Agreement, confirm and pay to the Transferor the consideration (the “Consideration”) by installments in accordance with Article III (2) of this Agreement. The Parties further agree that the pipeline assets, patents, trademarks and personnel of the Target Company which are subject to division will be divided in accordance with the division plan as set forth in Appendix I.

2	Conditions Precedent to the Closing

The Target Company shall issue to the Transferee the register of shareholders after the completion of the Transfer and the Transferor agrees to hand over to the Transferee the documents kept by the Target Company and the Management Team (as defined in the Series C Investment Agreement) as set forth in paragraph (i) to (v) of Article III (8) of this Agreement (the “Closing”), which is subject to the fulfillment or the joint waiver by the Transferor and the Transferee in writing of the following conditions (each a "Condition Precedent") on or prior to the Closing Date:

(1)	this Agreement and other Transaction Documents (as defined in the Series C Investment Agreement, the same below) than this Agreement shall have been duly executed and delivered by each relevant party, and this Agreement and other Transaction Documents than this Agreement shall have become effective and remain in full force and effect as of the Closing Date;

(2)	each Party has obtained all necessary internal approvals and authorizations for the execution of this Agreement and other Transaction Documents than this Agreement, the consummation of the transactions under this Agreement and other Transaction Documents than this Agreement and other related matters;

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(3)	the Target Company and I-Mab Hong Kong have entered into an exclusive license and cooperation agreement with respect to the patents and trademarks outside greater China (mainland China, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan, the same below) as listed in Appendix I to this Agreement (the “License and Cooperation Agreement”), and to the knowledge of the Target Company, there is no existing or potential matters or circumstances that would render such License and Cooperation Agreement invalid, rescinded, impossible to perform or unenforceable in whole or in part;

(4)	each Series C Investor shall have completed the closing under the Series C Investment Agreement;

(5)	the closing under the Hangzhou Equity Transfer Agreement shall have been completed;

(6)	the Target Company has obtained all authorizations, approvals, consents, permits, confirmations or waivers (if any) from all external third parties for the execution this Agreement and completion of the Transfer.

3	Closing, Determination and Payment of the Consideration, Closing Documents and Price Adjustment

(1)	The Closing shall take place on the date on which all condition precedents set out in this Agreement have been fulfilled or jointly waived by the Transferor and the Transferee in writing or within other time limit as may be agreed by the Transferor and the Transferee (the “Closing Date”). The Target Company shall issue to the Transferee the register of shareholders after the completion of the Transfer on the Closing Date. The documents specified in paragraph (vi) of Article III (8) of this Agreement shall be kept by the person designated by I-Mab on the Closing Date, and shall be handed over to the Transferee after the completion of the change of registration of the Target Company with the relevant Administration for Market Regulation.

(2)	The Parties acknowledge that the Consideration shall not exceed the RMB equivalent of USD 80,000,000. The Consideration shall be determined progressively upon fulfillment of the following conditions, and the Transferee shall make payment in respect thereof by installments to the Transferor in accordance with the following timetable:

[REDACTED]

(3)	During the period from the launch of TJ101 product, TJ202 product and TJD5 product until the full payment of the Consideration set forth in Paragraph (2), the Target Company shall provide the Transferor with an annual report (the “Royalty Report”) within ninety (90) days after each calendar year ends.

(4)	Record Keeping; Audit.

(i)	Record Keeping. The Target Company shall keep complete and accurate books, records and accounts used for determining the sales profits and royalty in connection with this Agreement. All records shall be in sufficient detail to verify the accuracy of any payments required under this Agreement, and such books, records and accounts shall be retained for at least five (5) years after the period to which they pertain ends (or such longer period as may be required by applicable laws).

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(ii)	Audit Requirements. Upon at least thirty (30) days’ prior written request from the Transferor, the Transferee shall permit an audit to be conducted by an independent accounting firm designated by the Transferor and acceptable to the Transferee, at the Transferor’s expense, to access the records of the Transferee during the normal business hours to verify the accuracy of such financial statements and calculations.

(iii)	Differences. In the event that such audit determines the Transferee has overpaid or underpaid certain amounts, the difference in payment shall be refunded by the Transferor or paid by the Transferee within sixty (60) days of the date when such differences are determined.

(5)	The Parties agree that, for a period of five (5) years from the Closing Date, the Transferor shall be entitled to prioritized negotiation rights with respect to the development, sale, manufacturing and commercialization interests of the three pre-clinical pipelines held by the Transferee and the Target Company outside greater China.

(6)	The Transferee agrees that, as credit enhancement measures for the payment of the Consideration, the Transferee agrees to mortgage certain of the equipment, land use right and properties held by it (as listed in Appendix III hereto, the “Collaterals”) to the Transferor (the “Mortgage”) and the Transferor shall be the second priority mortgagee thereof. The Transferee shall execute the mortgage contract and deliver the originals thereof to the Transferor within twenty (20) business days after the Closing Date or within other time limit as may be agreed by the Transferor. The Transferor is entitled to the disposal right in respect of the Collaterals pursuant to the laws, i.e., in the event that the Transferee fails to perform or fully perform the obligation of paying the Consideration under this Agreement, the Transferor has the right to dispose of the Collaterals in accordance with the laws, and use the proceeds generated thereof to pay the Consideration under this Agreement.

(7)	The Transferee undertakes to enter into a bank facility agreement or a loan agreement (“M&A Loan Agreement”) in the form reasonably satisfactory to the Transferor as soon as possible. The amount of the credit or the loan provided in the M&A Loan Agreement shall be no less than USD 20,000,000, and the loan shall be used, as set forth in the M&A Loan Agreement, to pay the Consideration under this Agreement. The Parties acknowledge that, upon execution by the Transferee of the bank facility agreement or loan agreement in the form reasonably satisfactory to the Transferor, the Mortgage with equivalent value to the amount of the loan may be discharged and re-established in the event that the lending bank terminates the loan due to the default by the Transferee or the Target Company under the M&A Loan Agreement. Upon full payment in installments by the Transferee as prescribed in Article III (2), the Mortgage with equivalent value shall be discharged accordingly.

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(8)	The Target Company and its Management Team (as defined in the Series C Investment Agreement) shall properly maintain the following documents:

(i)	all of the Target Company's existing (no less than the minimum retention period required by applicable laws and regulations) books, financial statements and accounting, tax and other records of the Target Company, including but not limited to check books, personnel policies/employee guidelines/employee handbooks, employment contracts, all historical documents and records relating to salary, social welfare, insurance payments, capital verification reports, resolutions and minutes of shareholders’ meetings/ meetings of board of directors, tax returns, original invoices, payment certificates, IRS notices and company approvals, and all governmental approvals, permits, licenses, registration certificates, papers and notifications, or the ID number of the legal representative used for registration;

(ii)	a list of all bank accounts of the Target Company (which will be kept by the finance director appointed by the Transferee upon delivery);

(iii)	the contract seal and invoice seal of the Target Company, and all other seals that may represent the Target Company (which will be kept and used by the management personnel and board of directors authorized by the Transferee in accordance with the internal management rules of the Target Company upon delivery);

(iv)	all business contracts and other relevant documents and materials of the Target Company currently in effect or terminated within three (3) years before the Closing Date;

(v)	the title documents of all assets of the Target Company, including title certificates for real property (if any), lease contracts, title certificates of intangible assets (including patent certificates, trademark registration information, purchased information and agreements, etc.), and the list of physical assets;

(vi)	the business license (the original and all duplicates) of the Target Company, the login passwords for online annual inspection, signature cards and reserved seals for all bank accounts, payment password, U-key of the bank, official seal, special seal for finance and seal of the legal representative.

(9)	Financial Confirmation and Price Adjustment

(i)	Within thirty (30) days after the Closing Date, the Target Company shall prepare and submit its financial statements. Such financial statements shall be prepared in accordance with the GAAP of the PRC as of the Closing Date and shall be prepared on a consistent basis. The accounting firm or other third-party professional institution jointly engaged by the Transferor and the Transferee (the “Professional institution”) shall review the relevant data in such financial statements. The Professional Institution shall confirm the accuracy of the financial statements and whether there are any changes compared to the results of the Pro Forma Financial Statements as of the Reference Date within ten (10) business days after reviewing the financial statements prepared by the Target Company. The expenses arising from such review by the Professional Institution shall be borne by the Transferee.

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(ii)	Based on the results of confirmation by the Professional Institution, if the amount of the total equity value of the Target Company as of the Closing Date plus the cash and cash equivalents (including accounts receivable) of the Target Company as of the Closing Date minus the debts (including accounts payable) of the Target Company as of the Closing Date is reduced compared to the amount of the total equity value of the Target Company plus the pro forma cash and cash equivalents (including accounts receivable) of the Target Company minus the debts (including accounts payable, and taking into account the sharing of the accrued expenses and accounts payable) of the Target Company as set forth in the Pro Forma Financial Statements as of the Reference Date, the Consideration shall be reduced in proportion to such reduction (the reduced portion in the Consideration is referred to as the “Reduced Consideration”). The amount of the Reduced Consideration minus the relevant taxes and fees in relation to this Transfer corresponding to the Reduced Consideration that has been actually borne by the Transferor shall be deducted from the Consideration.

(iii)	Based on the results of confirmation by the Professional Institution, if the amount of the total equity value of the Target Company as of the Closing Date plus the cash and cash equivalents (including accounts receivable) of the Target Company as of the Closing Date minus the debts (including accounts payable, and taking into account the sharing of the accrued expenses and accounts payable) of the Target Company as of the Closing Date is increased compared to the amount of the total equity value of the Target Company plus the pro forma cash and cash equivalents (including accounts receivable) of the Target Company minus the debts (including accounts payable) of the Target Company as set forth in the Pro Forma Financial Statements as of the Reference Date, the Consideration shall be increased by the same amount (the increased portion in the Consideration is referred to as the “Increased Consideration”). The Increased Consideration shall be added to the Consideration and paid to the Transferor.

4	Expenses and Taxes

Each Party to this Agreement shall bear all costs involved and incurred in connection with the preparation, negotiation, execution and performance of this Agreement and any taxes and statutory charges (if any) that shall be paid by such Party in accordance with the laws, including the taxes and statutory charges (if any) payable as required by the applicable PRC laws and relevant regional and national laws outside the PRC.

5	Undertakings and Obligations of the Transferor and the Target Company

(1)	The Transferor undertakes to cooperate with the Transferee and the Target Company to undergo the formalities with regard to the change of registration with relevant Administration for Market Regulation in connection with this Transfer (including the changes in shareholders, amendment to the Articles of Association, etc.) within thirty (30) days after the completion of the Closing and that the Target Company has settled the inter-company loans between the Target Company and I-Mab and its subsidiaries. The Target Company shall use commercially reasonable efforts to settle the inter-company loans between the Target Company and I-Mab and its subsidiaries and complete the change of registration with relevant Administration for Market Regulation in connection with this Transfer before March 31, 2024.

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(2)	The Target Company undertakes that:

(i)	it shall complete all the necessary approvals, registrations and filings with the governmental authorities in connection with the transfer of the patents, trademarks and rights and interests outside greater China as listed in Appendix I hereto by the Target Company to I-Mab Hong Kong or its designated entity in accordance with the License and Cooperation Agreement within one-hundred-and-eighty (180) days after the Execution Date of this Agreement;

(ii)	it shall cooperate in settling the inter-company loans between it and I-Mab and I-Mab’s subsidiaries as soon as possible, including, but not limited to, repaying such inter-company loans with the contribution paid by the Transferor and/or the payments under the License and Cooperation Agreement within fifteen (15) days after the receipt of the same.

6	Arrangements for the Transitional Period

(1)	Arrangements for the Transitional Period (the period between the Execution Date and the Closing Date of this Agreement)

(i)	During the Transitional Period, the Target Company shall ensure that the Target Company, its subsidiaries and branches will conduct business in the normal course and make its best efforts to preserve the completeness of its business organization and maintain the current status (except for normal wear and tear) of all assets and properties owned or used by the Target Company, its subsidiaries and branches.

(ii)	During the Transitional Period, the Target Company undertakes that, all incomes generated from the business conducted by the Target Company, its subsidiaries and branches shall belong to the Target Company, its subsidiaries and branches, and the Target Company, its subsidiaries and branches shall not incur any new liabilities outside the normal course of business.

(iii)	During the Transitional Period, the Target Company shall, and shall ensure that the Target Company, its affiliates and advisers and their respective directors, senior management officers and representatives (a) immediately terminate any discussion or negotiation with any third party in connection with or similar to the transaction contemplated hereunder (the “Third Party Transaction”), and shall not thereafter conduct or engage in discussion or negotiation with or provide any information to any person in connection with the Third Party Transaction, unless otherwise provided in this Agreement or with prior written consent of the Transferee; and (b) not encourage, or take any other action to facilitate, any enquiry or proposal with respect to a possible Third Party Transaction, and if the Target Company and the Transferor receive any enquiry from any other party in connection with a possible Third Party Transaction, they shall notify the Transferee immediately.

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(iv)	Without the prior written consent of the Transferee, during the Transitional Period, the Target Company, its subsidiaries and branches shall not (and the Transferor shall ensure that the Target Company, its subsidiaries and branches shall not) carry out any of the following matters unless such matters are conducted for the purpose of this Transfer or specified or permitted by this Agreement: (a) the issue or sale of any equity interest, bonds or other securities of the Target Company, its subsidiaries or branches; the increase or decrease in the registered capital, the transfer or redemption of the equity interest; the declaration, making or payment of any profit distribution, dividends, bonus or other distribution to the shareholders; or the creation of or permit to create any encumbrance on any part of its equity interest; (b) other than for the purpose of asset division and the performance of the License and Cooperation Agreement, (x) the disposal of any properties or assets in any manner outside the ordinary course of business of the Target Company; (y) the merger or consolidation with any third party or being merged or consolidated with any third party, or the purchase of any material assets; (z) the license of any material intellectual property to any third party, allowing any intellectual property to expire or be waived, donated or abandoned, or the disclosure of any material trade secrets, formulas, processes, know-how or other intellectual property of the Target Company and its subsidiaries and branches which are not pubic information prior to the disclosure, except for the disclosure pursuant to the laws, or as required by the regulatory authorities, governmental authorities or judicial bodies, or as required by the disclosure rules of the stock exchange where the parent company of the Transferor is listed, or in accordance with confidentiality agreements or other agreements or arrangements; (c) the amendment to or restatement of any of its certificate of incorporation or articles of association (or similar organizational documents); (d) the commencement or settlement of any litigation, arbitration or administrative proceeding; (e) to make any external investment, or to enter into any partnership agreement, joint venture contract or other profit sharing agreement; (f) taking any action in violation of the relevant laws or regulations, or requirements of regulatory authorities or governmental authorities.

7	Use of Brand Names

The Parties hereby agree and confirm that, after the Closing Date, unless otherwise agreed upon by the relevant parties, I-Mab (Nasdaq: IMAB), the parent company of the Transferor, I-Mab’s subsidiaries, branches and branches of subsidiaries may only continue to use “I-Mab” and related trademarks and tradenames (including the designs, characters and the combination of designs and characters, the same below) and shall not use “I-Mab Biopharma” and related trademarks and tradenames; and the Transferee and its subsidiaries (including the Target Company), branches and branches of subsidiaries may only use “I-Mab Biopharma” and related trademarks and tradenames, and shall not use “I-Mab” and related trademarks and tradenames. The Parties shall complete the relevant formalities for the change of registration or transfer of trademarks (if applicable) within a reasonable time limit.

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8	Liability for Breach of Contract

If either Party is in breach of any terms or conditions contained in this Agreement (the “Breaching Party”), the other Party (the “Non-Breaching Party”) may issue a written notice to the Breaching Party notifying the Breaching Party of its breach and requiring the Breaching Party to remedy such breach within a specified reasonable time limit. If the Breaching Party fails to remedy such breach within the aforementioned time limit, the Non-Breaching Party may immediately terminate this Agreement by serving a written notice to the Breaching Party, and the Non-Breaching Party shall be entitled to claim against the Breaching Party for all the losses and damages incurred by such breach.

If the Transferee fails to pay to the Transferor any installment of the Consideration within the time limit as set forth in Article III of this Agreement, the Transferee shall pay to the Transferor the liquidated damages for overdue payment calculated based on the simple interest rate of 5% annually from the overdue date until the date on which the Transferee pays up such installment of the Consideration to the Transferor.

9	Governing Law and Dispute Resolution

(1)	The execution, performance, amendment, termination and dispute resolution of this Agreement shall be governed by and construed in accordance with the laws of the PRC.

(2)	In the process of the interpretation and performance of this Agreement, any dispute arising from or in connection with the performance of this Agreement shall be settled through amicable negotiations among the Parties. If no settlement can be reached through negotiations within thirty (30) days after a Party's delivery of a written notice requesting the commencement of such negotiations to the other Parties, then any Party may submit such dispute to China International Economic and Trade Arbitration Commission for arbitration in Hangzhou in accordance with its then effective rules. The arbitral award shall be final and binding upon the Parties and not appealable. The arbitration fees shall be borne by the losing Party, unless otherwise determined by the arbitral award. When any dispute occurs and at the time of arbitration of any dispute, except for the matters under dispute, the Parties shall continue to exercise their respective other rights under this Agreement and perform their respective other obligations under this Agreement.

10	Miscellaneous

(1)	This Agreement shall be effective upon due execution by the Parties.

(2)	This Agreement may be amended or supplemented only by the agreement of the Parties and the Parties shall enter into a written amendment or supplementary agreement.

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(3)	This Agreement may be terminated in any of the following circumstances: (a) by a written termination agreement executed by the Parties through consultation; (b) by any Party if the conditions precedent to the Closing under Article II hereof fail to be satisfied or waived jointly by the Transferee and the Transferor within six (6) months from the Execution Date of this Agreement; (c) automatically if any Transaction Documents other than this Agreement is terminated prior to the Closing Date; (d) in accordance with Article VIII of this Agreement. Upon termination of this Agreement in accordance with the foregoing, the Parties shall no longer be entitled to any rights or bear any obligations under this Agreement, except for the rights and obligations accrued from this Agreement prior to the termination. The Transferee further acknowledges that, upon completion of the transactions under this Agreement, the Transferee shall not claim any liability against the Transferor, I-Mab or their affiliates by any means unless the Transferor fails to perform the obligations unequivocally set forth herein.

(4)	This Agreement may be executed and delivered (including by facsimile or electronic mail) in one or more counterparts, and may be separately executed by each of the Parties. Each counterpart shall be deemed to be an original with the same legal force and effect upon execution.

(5)	This Agreement is executed in four (4) counterparts. Each of the Transferor and the Transferee shall hold one counterpart each, the Target Company shall hold one counterpart, and the remaining counterpart shall be used to undergo the formalities with regard to the change of registration with relevant Administration for Market Regulation and other formalities in connection with this Transfer. Each of the four counterparts shall have the same legal force and effect.

(The remainder of this page is intentionally left blank)

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(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma Co., Ltd.)

Transferor:

I-Mab Bio-tech (Tianjin) Co., Ltd.

(company seal)

Legal Representative (Signature):	/s/ Authorized Signatory

Signature Page to Equity Transfer Agreement of I-Mab Biopharma Co., Ltd.

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma Co., Ltd.)

Transferee:

I-Mab Biopharma (Hangzhou) Co., Ltd.

(company seal)

Legal Representative (Signature):	/s/ Authorized Signatory

Signature Page to Equity Transfer Agreement of I-Mab Biopharma Co., Ltd.

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma Co., Ltd.)

Target Company:

I-Mab Biopharma Co., Ltd.

(company seal)

Legal Representative (Signature):	/s/ Authorized Signatory

Signature Page to Equity Transfer Agreement of I-Mab Biopharma Co., Ltd.

Appendix I List of Assets and Personnel

1.	Arrangement for Pipeline Assets and Rights and Interests

No.	Project Code	Corresponding Target	Project Nature	Existing Rights and Interests of I-Mab Group	Post-Closing Arrangement
					I-Mab Shanghai	I-Mab
1.	TJ-101	[REDACTED]	License-in from Genexine	Mainland China	Mainland China	N/A
2.	TJ-202	CD38	License-in from MorphoSys	Greater China	Greater China	N/A
3.	TJ-C4	CD47	Independent Research and Development	Global	Greater China	Areas other than Greater China
4.	TJ-D5	CD73	Independent Research and Development	Global	Greater China	Areas other than Greater China
5.	TJ-107	IL-7	License-in from Genexine	Greater China	Greater China	N/A
6.	TJ-CD4B	CLDN18.2 × 4-1BB	Co-development with ABL	Greater China + Areas other than Greater China and Korea (co-owned with ABL)	Greater China	Areas other than Greater China and Korea (co-developed with ABL)
7.	TJ-210	C5aR	License-in from MorphoSys	Greater China + Korea	Greater China + Korea	N/A

APPENDIX I

8.	TJ-C64B	Claudin6 × 4-1BB	Independent Research and Development	Global	Global	N/A
9.	TJ-L1IF	PD-L1 × IFN-a	Independent Research and Development	Global	Global	N/A
10.	[REDACTED]	[REDACTED]	Independent Research and Development	Global	Global	N/A
11.	[REDACTED]	[REDACTED]	Independent Research and Development	Global	Global	N/A
12.	[REDACTED]	[REDACTED]	Independent Research and Development	Global	Global	N/A
13.	[REDACTED]	[REDACTED]	Independent Research and Development	Global	Global	N/A
14.	[REDACTED]	[REDACTED]	Independent Research and Development; License-out to YuePu	Global	Global	N/A
15.	[REDACTED]	[REDACTED]	License-in from Genexine; License-out to Shiyao	Mainland China	Mainland China	N/A
16.	[REDACTED]	[REDACTED]	License-in from Genexine	Global	Global	N/A

APPENDIX I

17.	[REDACTED]	[REDACTED]	License-in from Genexine	Global	Global	N/A
18.	TJ-L14B	PD-L1 × 4-1BB	Co-development with ABL	Areas other than Greater China and Korea (co-owned with ABL)	N/A	Areas other than Greater China and Korea (co-developed with ABL)
19.	[REDACTED]	[REDACTED]	Co-development with Enwah Pharmaceutical, BWH and Inspirevax	Areas other than Greater China	N/A	Areas other than Greater China
20.	[REDACTED]	[REDACTED]	Independent Research and Development	Global	N/A	Global

APPENDIX I

2.	List of Patents

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APPENDIX I

3.	List of Trademarks

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APPENDIX I

4.	List of management team members and personnel

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APPENDIX I

Appendix II Pro Forma Financial Statements as of the Reference Date

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APPENDIX II

Appendix III Collaterals

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APPENDIX III